[redacted]

13013540

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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318

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-42223

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tocqueville Securities L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 West 57th Street 19th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Chen (212)698-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MGI Repetti LLC
(Name – *if individual, state last, first, middle name*)

500 Fifth Ave. 5th Floor	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DO
3/9/13

OATH OR AFFIRMATION

I, Robert Kramer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tocqueville Securities L.P., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELIZABETH F BOSCO
NOTARY PUBLIC, State of New York
30G020808 Qu
Certificate Filed in N
Commission Expires 15

Elizabeth P. Bosco
Notary Public

Signature

Chief Operating Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

mgi Repetti

TOCQUEVILLE SECURITIES L.P.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

TOCQUEVILLE SECURITIES L.P.

CONTENTS

mgi Repetti

500 Fifth Avenue, Fifth Floor, New York, NY 10110
212.302.3300 • Fax 212.302.9660
www.mgirepetti.com

INDEPENDENT AUDITORS' REPORT

To the Partners of Tocqueville Securities L.P.

We have audited the accompanying statements of financial condition of Tocqueville Securities L.P. (a Delaware limited partnership) as of December 31, 2012 and 2011, and the related statements of income, changes in partner's capital, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

mgi Repetti

www.mgirepetti.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tocqueville Securities L.P. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

MGI Repetti LLP

New York, New York
February 27, 2013

TOCQUEVILLE SECURITIES L.P.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2012 AND 2011

ASSETS

	2012	2011
ASSETS		
Cash and cash equivalents	$ 1,833,457	$ 1,935,863
Commissions receivable	736,915	352,342
Distribution fees receivable	201,377	150,000
Prepaid expenses	49,076	61,280
Clearing deposit	100,000	100,000
Total Assets	$ 2,920,825	$ 2,599,485

LIABILITIES AND PARTNERS' CAPITAL

	2012	2011
LIABILITIES		
Accounts payable and accrued expenses	$ 49,515	$ 38,260
Accrued distribution fees	613,390	636,592
Due to limited partner	744,661	283,478
Taxes payable	18,281	30,753
Total Liabilities	1,425,847	989,083
PARTNERS' CAPITAL		
General partner	14,950	16,104
Limited partner	1,480,028	1,594,298
Total Partners' Capital	1,494,978	1,610,402
Total Liabilities and Partners' Capital	$ 2,920,825	$ 2,599,485

See accompanying notes to the financial statements.

TOCQUEVILLE SECURITIES L.P.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
REVENUES		
Commissions	$ 4,789,640	$ 4,924,608
Distribution fees	2,267,203	1,546,468
Mergers and acquisitions	-	225,000
Other income	9,628	22,532
Interest and dividends	511	417
Total Revenues	7,066,982	6,719,025
EXPENSES		
Employee compensation and benefits	3,147,490	2,821,053
Clearing charges and commissions	841,812	843,148
Marketing expense related to distribution fees	355,229	323,756
Insurance	214,060	172,267
Rent	163,641	142,958
Taxes, other than income taxes	150,407	99,913
Professional fees	119,764	212,545
Information systems	131,598	134,978
Travel and entertainment	96,663	82,989
Registration fees	82,949	76,813
Tax deferred savings plan	81,519	60,368
Trading Errors	68,622	-
Office expense	59,631	54,708
Research and publications	27,705	30,485
Other	27,649	59,915
Telephone	25,765	23,547
Total Expenses	5,594,504	5,139,443
Income Before Provision For Income Taxes	1,472,478	1,579,582
PROVISION FOR INCOME TAXES	77,500	69,180
Net Income	$ 1,394,978	$ 1,510,402

See accompanying notes to the financial statements.

TOCQUEVILLE SECURITIES L.P.

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	TMC General Partner	TAMLP Limited Partner	Total
Balance at December 31, 2010	$ 11,638	$ 1,153,209	$ 1,164,847
Net income	15,104	1,495,298	1,510,402
Cash distributions to partners	(10,638)	(1,054,209)	(1,064,847)
Balance at December 31, 2011	16,104	1,594,298	1,610,402
Net income	13,950	1,381,028	1,394,978
Cash distributions to partners	(15,104)	(1,495,298)	(1,510,402)
Balance at December 31, 2012	$ 14,950	$ 1,480,028	$ 1,494,978

See accompanying notes to the financial statements.

TOCQUEVILLE SECURITIES L.P.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,394,978	$ 1,510,402
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in cash resulting from changes in operating assets and liabilities:		
Commissions receivable	(384,573)	(2,807)
Distribution fees receivable	(51,377)	(150,000)
Prepaid expenses	12,204	10,384
Accounts payable and accrued expenses	11,255	(9,241)
Accrued distribution fees	(23,202)	636,592
Due to limited partner	461,183	(52,675)
Taxes payable	(12,472)	21,950
Net cash provided by operating activities	1,407,996	1,964,605
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash distributions to partners	(1,510,402)	(1,064,847)
Net (decrease) increase in cash and cash equivalents	(102,406)	899,758
Cash and cash equivalents - beginning of year	1,935,863	1,036,105
Cash and cash equivalents - end of year	$ 1,833,457	$ 1,935,863
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for income taxes:	$ 89,972	$ 47,230

See accompanying notes to the financial statements.

TOCQUEVILLE SECURITIES L.P.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2012, AND 2011

1. ORGANIZATION

Tocqueville Securities, L.P. (the "Partnership") was formed as a limited partnership under the laws of the State of Delaware on January 4, 1990. The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The general partner is Tocqueville Management Corp. (the "General Partner") which owns a 1% interest in the Partnership and the limited partner is Tocqueville Asset Management L.P. which owns a 99% interest in the Partnership. Profits and losses are allocated 1% to Tocqueville Management Corp. and 99% to Tocqueville Asset Management L.P. Distributions are made to the partners in the same manner in which profits and losses are allocated.

The principal business of the Partnership is to act as a broker and dealer in securities and to engage in other businesses as the General Partner may determine. The Partnership, as an agent for the funds of the Tocqueville Trust (the "Trust") sells the shares of the funds in the Trust. The Trust is a Massachusetts business trust organized in 1986 consisting of six separate investment company funds comprised of The Tocqueville Fund, The Tocqueville Opportunity Fund, The Tocqueville International Value Fund, the Delafield Fund, The Tocqueville Gold Fund and The Tocqueville Select Fund (the "Funds").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Accounting

The Partnership's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

At December 31, 2012 and 2011, cash and cash equivalents include demand deposits and a Dreyfus Government Money Market Fund. The Partnership considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d) Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash in excess of FDIC insured limits or not insured and commission and distribution fees receivable. The Company maintains it cash with various financial institutions. The Partnership monitors the credit quality of the financial institutions and does not anticipate any exposure. The total cash balance in each financial institution is insured by the FDIC up to $250,000. Uninsured funds at financial intuitions as of December 31, 2012 were approximately $1,555,000. Additionally, at December 31, 2012 the Partnership had cash of approximately $29,000 in a Dreyfus Government money market fund that is not insured.

e) Income Taxes

A Partnership is not subject to Federal or state income taxes. Each partner takes into account separately on their tax return their share of the income, gains, losses, deductions, or credits, whether or not any distribution is made to such partner. Accordingly, no provision has been made. The provision for income taxes consists entirely of the New York City Unincorporated Business Tax.

The Partnership files Federal, New York State, and New York City tax returns. The Partnership is no longer subject to tax examinations for years prior to 2008.

f) Commission Revenue and Related Clearing Expenses

Commission revenue and the related clearing expenses are recorded on a trade-date basis as the security transaction occurs.

3. NET CAPITAL REQUIREMENTS

The Partnership, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. Such Rule prohibits the Partnership from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined).

The Partnership maintained the required minimum net capital at December 31, 2012 and 2011. Its ratio of aggregate indebtedness to net capital did not exceed the defined threshold.

4. DISTRIBUTION FEES

The Partnership is the distributor of the Funds' shares and earned $2,267,203 and $1,546,468 in distribution fee income in 2012 and 2011, respectively. The Partnership has entered into distribution agreements with the Funds pursuant to which the Partnership receives a monthly fee at an annual rate not to exceed 0.25 percent of average daily net assets of the Funds. As of December 31, 2012 and 2011 the Partnership had a distribution fee receivable of $201,377 and $150,000, respectively. The Partnership's distribution fee revenue is net of payments due for distribution services by various unrelated brokers which assist in the distribution of the Funds' shares. An accrual has been established for fees which are due to unrelated brokers. The Partnership has accrued $613,390 and $636,592 for these fees at December 31, 2012 and 2011, respectively.

5. RELATED PARTY TRANSACTIONS

As part of an agreement with the Partnership's general and limited partners, Tocqueville Management Corp and Tocqueville Asset Management L.P. provide certain services required to conduct its business. The services include salaries, payroll taxes, 401(k) expense, rent and general administrative expenses which are allocated to the Partnership based on its estimated contribution to gross income. During the years ended December 31, 2012 and 2011, the cost of such services were $4,052,538 and $3,661,337, respectively. At December 31, 2012 and 2011, the Partnership owed $744,661 and $283,478, respectively, for these services.

6. TAX DEFERRED SAVINGS PLAN

Tocqueville Securities L.P. participates in the Tocqueville Management Corp. Tax Deferred Savings Plan (the "Plan"). The Plan is a defined contribution plan. Contributions to the Plan are based on a formula as stated in the Plan agreement. A participant may elect to defer 100% of compensation up to a maximum of $17,000 or $22,500 if at least age 50 by year end for 2012 and $16,500 or $22,000 for 2011. The Partnership may contribute on behalf of each participant a matching contribution up to 100% of each participant's elective deferral, but elective deferrals that exceed 5% of compensation up to $245,000 will not be considered. The Partnership made matching contributions for 2012 and 2011 of $71,329 and $60,368, respectively.

7. DISTRIBUTIONS TO PARTNERS

The Partnership anticipates on distributing the equivalent of current year income to the partners in April 2013.

8. RECLASSIFICATIONS

Certain accounts in the 2011 financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements.

SUPPLEMENTAL INFORMATION

mgi Repetti

500 Fifth Avenue, Fifth Floor, New York, NY 10110
212.302.3300 • Fax 212.302.9660
www.mgirepetti.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Partners of Tocqueville Securities L.P.

We have audited the financial statements of Tocqueville Securities L.P. for the year ended December 31, 2012 and have issued our report thereon dated February 27, 2013 which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on page 11 is required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on page 11 has been subjected to the auditing procedures applied in the audit of the financial statements and certain other procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on page 11 is fairly stated in all material respects in relation to the financial statements as a whole.

MGI Repetti LLP

New York, New York
February 27, 2013

TOCQUEVILLE SECURITIES L.P.

COMPUTATION OF NET CAPITAL PER NET CAPITAL RULE 15c3-1

AS OF DECEMBER 31, 2012

	2012
NET CAPITAL:	
Total partners' capital	$ 1,494,978
Deduct: Partners' Capital Not Allowable as Net Capital	-
Total Partners' Capital Qualified for Net Capital	1,494,978
Deductions and/or Charges:	
Prepaid expenses	49,076
Net capital before haircuts on securities positions	1,445,902
Haircuts on securities positions	577
NET CAPITAL PER RULE 15c3-1	$ 1,445,325
AGGREGATE INDEBTEDNESS	
Items Included in Statement of Financial Condition:	
Accounts payable and accrued expenses	$ 49,515
Accrued distribution fees	613,390
Due to limited partner	744,661
Taxes payable	18,281
Total Aggregate Indebtedness	$ 1,425,847
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum Net Capital Required	$ 95,056
Minimum Dollar Net Capital Required of Reporting Broker or Dealer	$ 25,000
Net Capital Requirement	$ 95,056
Excess Net Capital	$ 1,350,269
Percentage of Aggregate Indebtedness to Net Capital	98.65%
Reconciliation with Company's Computation (Included in Part IIA of Form X-17-A-5 as of December 31, 2012):	
Net Capital, as Reported in Company's Part IIA (Unaudited) Focus Report	$ 1,870,348
Audit Adjustments	
Adjustment of estimated allocated services for the 4th quarter	(505,655)
Underacrual of commission receivables	21,370
Underacrual of distribution fees receivable	25,377
Over accural of taxes payable and tax effect of adjustments	33,885
NET CAPITAL	$ 1,445,325

See accompanying independent auditors' report on supplemental information

mgi Repetti

500 Fifth Avenue, Fifth Floor, New York, NY 10110
212.302.3300 • Fax 212.302.9660
www.mgirepetti.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Partners of Tocqueville Securities L.P.

In planning and performing our audit of the financial statements of Tocqueville Securities L.P. (the "Partnership") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing and opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MGI Repetti LLP

New York, New York
February 27, 2013

TOCQUEVILLE SECURITIES L.P.

STATEMENT REGARDING RULE 15c3-3

DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 in accordance with Section (k)(2)(ii) of that rule.

mgi Repetti

500 Fifth Avenue, Fifth Floor, New York, NY 10110
212.302.3300 • Fax 212.302.9660
www.mgirepetti.com

INDEPENDENT ACCOUNTANTS' REPORT ON SIPC ASSESSMENT RECONCILIATION AS REQUIRED UNDER SEC RULE 17a-5(e)(4)

To the Partners of Tocqueville Securities LP

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Tocqueville Securities, L.P. (the "Partnership") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Partnership's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement accounting records from the Partnership noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no material differences;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MGI Repetti LLP

New York, New York
February 27, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Tocqueville Securities LP
40 West 57th Street 19th FL
New York NY 10019

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Anthony Chen (212)698-0848

2. A. General Assessment (item 2e from page 2)		$ 9,956
B. Less payment made with SIPC-6 filed (exclude interest) 07/20/2012 Date Paid		(3,800)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		6,156
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 6,156
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 6,156	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Tocqueville Securities LP
(Name of Corporation, Partnership or other organization)

Anthony Chen
(Authorized Signature)

Controller
(Title)

Dated the 26 day of February, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 12 and ending December 31, 20 12
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$7,066,982
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,267,203
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	727,177
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest and Dividends	10,139
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $80,233	
Enter the greater of line (i) or (ii)	80,233
Total deductions	3,084,752
2d. SIPC Net Operating Revenues	$3,982,230
2e. General Assessment @ .0025	$9,956

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